UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 22, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 000-27512 - CF# 29807
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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2013.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21P	through February 28, 2017
Exhibit 10.21Q	through February 28, 2017
Exhibit 10.21R	through February 28, 2017
Exhibit 10.21S	through February 28, 2017
Exhibit 10.22	through February 28, 2017
Exhibit 10.24P	through March 31, 2017
Exhibit 10.24Q	through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary